Mail Stop 3561

May 5, 2006

By Facsimile and U.S. Mail

George Zimmer
Chief Executive Officer
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081-1701

> **Re:** **Men's Wearhouse, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 1-16097**

Dear Mr. Zimmer:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page 33

1.      Please tell us the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include your accounting policy for

these transactions in future interim and annual filings.  In your response please show us what your revised disclosure will look like.

Consolidated Statements of Earnings, page 34

2.       We note that tuxedo rental revenue alone represents 5.6% of total revenues in fiscal 2005.  Please tell us the amount of total revenue from services recognized in each of the three years presented. In your response please separate service revenue by sources including, but not limited to, alterations, dry cleaning and laundry, credit card finance charges and gift card dormancy fees, as applicable.  If total combined service revenue is more than 10% of net sales in any period presented, please separately state product sales and cost of sales from service sales and cost of sales in future filings.  See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

3.       Please tell us the amount of website sales recognized for each period presented. Please disclose your revenue recognition policy for online sales and the related shipping and handling fees if it is not consistent with your in-store policy.

4.       Please tell us why the operating results for your recently closed casual sportswear and bridal concept retail stores are not presented as discontinued operations. Please include in your response your consideration of a component as discussed in paragraph 41 of SFAS No. 144.  Also, please tell us why you do not present the annual closures of Men's Wearhouse, K&G and Moores retail stores as discontinued operations.  See footnote 5 of Item 6.  In this regard, please tell us if you have eliminated the operations and cash flows formerly generated by closed stores in each of their respective store markets.  In your response, please identify the location of each closed store, the market served, the store now serving the market and your basis for defining a market to the extent that it differs from your current disclosure on page 2.  See paragraphs A30 and 31 of SFAS No. 144.  Also include an analysis of the impact the operating results of closed stores has had on your continuing operations and basic and diluted earnings per share.

Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Accounts Receivable, page 37

5.       Please tell us what "other receivables" represents and the amounts due you as of your balance sheet dates.  Please tell us why they are included with trade receivables and include your consideration of Rule 5-02.3 of Regulation S-X in your response.

Property and Equipment, page 37

6.      Please tell us the estimated useful lives of your tuxedo rental assets and your depreciation method.  Include your accounting policy in future interim and annual filings.  Also, please tell us where you classify expenditures and depreciation expense for tuxedo rental assets in your statements of cash flows.

Revenue Recognition, page 38

7.      Please tell us if you recognize finance charges on your private label credit card program.  If so, please disclose in future interim and annual filings the amount of finance charges recognized in each period presented and the classification of these fees in your statement of earnings.  See SAB Topic 8B.

8.      Please tell us your accounting policy for recording the 5% discount on purchases associated with the Perfect Fit credit card program.  Tell us if you record actual or estimated discount amounts and, if applicable, management's assumptions.  Include the amount of Perfect Fit credit card sales recognized for each year presented, the amount of discounts recorded in relation to purchases, its classification in your statements of earnings and the accounting guidance that supports your policy.  Please include a policy note explaining the Perfect Fit credit card discount in your future filings, to the extent material.

9.      Please tell us how you establish breakage and recognize revenue for unused gift cards and account for idle layaway deposits, including your basis in GAAP.  Please tell us the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your balance sheet and income statement.  In future filings please expand your disclosure to discuss gift card breakage, idle layaway deposits and state whether you escheat layaway deposits and unredeemed cards, if applicable.  In your response please show us what your revised disclosure will look like.

Loyalty Program, page 38

10.     Please tell us your basis for the Perfect Fit Rewards program accounting policy including any applicable accounting pronouncements.  In that regard, please tell us what point during member purchases that gift certificate costs are accrued and a card is issued, the amount or portion of the $50 reward accrual and management's assumptions used to develop the estimate.  If applicable tell us why you do not record the entire $50 gift certificate as an incremental cost of sales as the purchases occur.  Please tell us if you recognize entire $500 as member purchases occur or, alternatively, if you allocate a portion of sales to the

> gift certificate as an estimate of its relative fair value as a freestanding deliverable. If so, tell us your method of allocating fair values.

Segment Information, page 40

11.     Tell us in more detail how you determined that aggregation into one reportable segment was appropriate in accordance with paragraphs 17 of SFAS No. 131 and 4 of EITF 04-10. Please focus your response on the economic similarities of the following; Men's Wearhouse, K&G, Moores, Golden Brand Clothing, Ltd., dry cleaning and laundry operations, website operations and U.S. and Canadian operations. Please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. In your response please include an explanation why you state Men's Wearhouse and Moores stores target middle to upper-middle income men and offer products 20% - 30% below department store prices while K&G targets price sensitive men and women and offers products 30% to 70% below department stores. We refer you to disclosures on pages one and two.

12.     We note your website and your disclosure about retail store brands identifies distinct product categories. We refer you to pages one and two. Please advise or revise your next interim and annual filings to separately report revenues from external customers for these identified product categories. See paragraph 37 of SFAS No. 131. In your response please show us what your revised disclosure will look like.

5. Other Assets and Accrued Expenses, page 46

13.     Please tell us the individual amounts that make up tuxedo rental assets deposits, other assets and other accrued expenses.

 8. Accounting for Derivative Instruments and Hedging, page 51

14.     In future filings, please disclose the method used to measure hedge ineffectiveness, the amount of hedge ineffectiveness and the amount of gains and losses recognized into earnings as a result of any discontinuance of cash flow hedges, if any. See paragraph 45.b. of SFAS No. 133. In your response please show us what your revised disclosure will look like.

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief